SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 12, 2009 re TAT Technologies Reporting Third Quarter 2009 Results

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2009 Results

Thursday November 12, 2009 15:00 pm ET

GEDERA, Israel, November 12 /PRNewswire-FirstCall/ – TAT Technologies Ltd. (NASDAQ: TATTF – News), reported today its results for the three month and nine month periods ended September 30, 2009.

TAT Technologies Ltd. (“TAT”), directly and through its subsidiaries, provides a variety of services and products to the commercial and military aerospace and ground defense systems industries. Such products and services primarily include the design, development, manufacture, maintenance and repair of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems, turbines, APUs, propellers and landing gear; and (iv) a broad range of electrical motion applications for airborne and ground systems.

Third Quarter Financial Highlights:

TAT announced net income of $1.1 million on revenues of $18.8 million for the three months ended September 30, 2009 compared to net income of $0.7 million on revenues of $26.7 million for the three months ended September 30, 2008.

The 30% decrease in revenues for the three month period ended September 30, 2009 compared with the three month period last year, reflects lower revenues in the MRO and Parts operations in the U.S. while OEM operations in Israel maintained similar levels of revenues compared to the third quarter of 2008.

The 57% increase in net income for the three month period ended September 30, 2009 compared to the third quarter last year, is primarily attributable to an income tax benefit related to a settlement of a tax uncertainty in favor of our OEM operations in Israel, which resulted in the reduction of a previously recorded tax provision.

Revenue breakdown by the four principal operational segments for the three-month and nine-month periods ended September 30, 2009 and 2008, respectively, was as follows:

	Three Months Ended September 30.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited

Revenues
MRO services	$10,909	58.2%	$14,054	52.6%
OEM of Heat Transfer
products	6,039	32.2%	6,067	22.7%
Parts services	788	4.2%	4,773	17.9%
OEM of Electric Motion
Systems	2,797	14.9%	3,066	11.5%
Eliminations	(1,777)	(9.5)%	(1,258)	(4.7)%

Total revenues	$18,756	100.00%	$26,702	100.00%

	Three Months Ended September 30.
	2009		2008
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited

Revenues
MRO services	$34,128	52.7%	$40,264	55.8%
OEM of Heat Transfer
products	20,737	32.0%	19,464	27.0%
Parts services	5,611	8.7%	13,360	18.5%
OEM of Electric Motion
Systems	8,811	13.6%	3,066	4.2%
Eliminations	(4,557)	(7.0)%	(4,009)	(5.5)%

Total revenues	$64,730	100.00%	$72,145	100.00%

For the nine months ended September 30, 2009 TAT announced net income of $2.7 million on revenues of $64.7 million compared to net income of $3.6 million on revenues of $72.1 million for the same period ended September 30, 2008.

The 10% decrease in revenues for the nine month period ended September 30, 2009 compared with the nine month period ended September 30, 2008, reflects lower revenues in the MRO and Parts operations in the U.S.; off-set by increased revenues in the OEM operations in Israel due to organic growth in the OEM of Heat Transfer products segment, as well as revenues in the OEM of Electric Motion Systems segment derived from the Company’s 70% controlled subsidiary, Bental, acquired by TAT in August 18, 2008.

The 25% decrease in net income for the nine month period ended September 30, 2009 compared to the same period last year, is primarily attributable to reduction of income before tax and as a result of the above mentioned income tax benefit related to a settlement of a tax uncertainty in favor of our OEM operations in Israel, which resulted in the reduction of a previously recorded tax provision.

Other Highlights :

During the quarter on July 2, 2009, we completed the merger, between a wholly-owned subsidiary of TAT with and into TAT’s US subsidiary Limco-Piedmont Inc., (“Limco”, formerly Nasdaq: LIMC), pursuant to which TAT (which owned 61.8% of Limco’s common stock) acquired all of the shares of Limco’s common stock held by the public. Pursuant to the merger agreement, each share of Limco common stock held by the public was converted into one half of an ordinary share of TAT. Upon the closing of the merger, TAT issued an aggregate of 2,520,372 ordinary shares to the former Limco shareholders representing 27.8% of the TAT ordinary shares at the merger date and Limco became a wholly-owned subsidiary of TAT.

Dr. Shmuel Fledel, TAT’s CEO commented: “During the third quarter we reached a milestone by completing the merger with Limco-Piedmont, our U.S. based subsidiary. This strategic merger resulted in increased synergy between our operations in the U.S. and Israel and will enable us to reduce expenses. Our goal is to continue to expand our business offerings worldwide and to be a leader in MRO and OEM products for the commercial and military aerospace and ground defense industries.

Our third quarter results reflect similar levels of revenues with improved operating profitability in our OEM operations compared to the prior year. Our MRO and Part services operations experienced a decrease in revenues and gross margins over the prior year resulting from the weakness in the aviation sector.

We have appointed a new CEO and CMO for our U.S. operations and we will continue to control and reduce our expenses in order to increase profitability of our U.S. operations”.

We were also very excited to announce the signing of definitive agreements in connection with the FAvS transaction. This transaction will position the group as a leading MRO “One- Stop -Shop” for ground and aviation markets. It will also enhance and support the Parts operations transferred to FAvS while enabling us to focus on our core businesses: landing gear, APU, heat exchange and regional markets.

We believe that FAvS’ product and service platform to the aerospace industry worldwide combined with our MRO business will enable TAT to significantly grow its business as well as expand its global reach”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	September 30, 2009	September 30, 2008

ASSETS
Current Assets:
Cash and cash equivalents	$26,098	$23,201
Marketable securities	10,774	21,110
Trade accounts receivable (net of allowance for doubtful
accounts of $138 and $245 at September 30, 2009 and
September 30, 2008, respectively)	17,614	21,445
Inventories	37,011	37,736
Other accounts receivable and prepaid expenses	6,515	5,966

Total current assets	98,012	109,458

Funds in respect of employee right upon retirement	2,567	4,424
Long-term deferred tax	160	-
Property, plant and equipment, net	14,802	15,263
Intangible assets, net	3,729	2,672
Goodwill	5,873	6,075

Total assets	$125,143	$137,892

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	424	165
Trade accounts payables	6,888	11,885
Other accounts payable and accrued expenses	3,577	7,710

Total current liabilities	10,889	19,760

LONG-TERM LIABILITIES:
Fair value of Call options to minority	-	2,408
Long-term loans, net of current maturities	7,432	5,247
Liability in respect of employee rights upon retirement	3,215	5,030
Long-term deferred tax liability	1,264	1,000

	11,911	13,685

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value - Authorized:
10,000,000 shares at September 30, 2009 and 2008; issued and outstanding 8,887,566 shares at September 30, 2009 and
6,547,671 shares at September 30, 2008,	2,790	2,202
Additional paid-in capital	64,371	39,468
Accumulated other comprehensive loss	(934)	(347)
Treasury stock, at cost, 185,477 shares at September 30,2009	(1,422)	-
Retained earnings	34,313	34,538

Total shareholders equity	99,118	75,861

Noncontrolling interest	3,225	28,586

Total equity:	102,343	104,447

Total liabilities and equity	$125,143	$137,892

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenues:
MRO services	$10,909	$14,054	$34,128	$40,264
OEM - Heat Transfer products	6,039	6,067	20,737	19,464
OEM - Electric Motion Systems	2,797	3,066	8,811	3,066
Parts services	788	4,773	5,611	13,360
Eliminations	(1,777)	(1,258)	(4,557)	(4,009)

	18,756	26,702	64,730	72,145

Cost and operating expenses:
MRO services	9,222	11,123	29,942	31,877
OEM - Heat Transfer products	3,831	5,419	13,626	15,145
OEM - Electric Motion Systems	1,749	1,940	5,572	1,940
Parts services	1,444	3,676	5,351	10,570
Eliminations	(1,725)	(1,474)	(4,542)	(4,178)

	14,521	20,684	49,949	55,354

Gross Profit	4,235	6,018	14,781	16,791

Research and development costs	125	-	497	-
Selling and marketing expenses	804	1,329	2,792	3,468
General and administrative expenses	3,348	3,085	9,053	8,718
Relocation Expenses	20	-	426	-

Operating income	(62)	1,604	2,013	4,605

Financial expense	(118)	(296)	(1,397)	(637)
Financial income	205	491	1,349	1,481
Other (expenses) income, net	127	-	271	-

Income before income taxes	152	1,799	2,236	5,449

Income taxes	(1,582)	818	(966)	1,375

Net income	1,734	981	3,202	4,074
Share in results of affiliated company	-	252	-	686
less: Net loss (income) attributable
to noncontrolling interest	(571)	(554)	(431)	(1,178)

Net income attributable to controlling
interest	$1,163	$679	$2,771	$3,582

Basic net income per share
attributable to controlling interest	$0.13	$0.10	$0.38	$0.55
Diluted net income per share
attributable to controlling interest	$0.13	$0.10	$0.38	$0.55

Weighted average number of shares -
basic	9,012,767	6,547,671	7,369,603	6,544,338
Weighted average number of shares -
diluted	9,021,682	6,557,559	7,379,771	6,559,186

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four operational segments: (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems (iii) Maintenance, Repair and Overhaul or ‘MRO” services; and (iv) parts services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of its 70% controlled subsidiary Bental in August 2008.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s parts segment focuses on inventory management and sale of APU parts, propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners. TAT has entered into an agreement to sell its parts segment (See “Subsequent Events”).

Three Months ended September 30, 2009 compared with three months ended September 30, 2008

Revenues. Total revenues decreased to $18.8 million for the three months ended September 30, 2009 from $26.7 million for the three months ended September 30, 2008, a decrease of 29.8%. This reflects decreased revenues in the MRO and Parts services operations in the U.S. while OEM operations in Israel maintained revenues in similar levels compared with the third quarter of 2008.

Cost of revenues. Cost of revenues decreased to $14.5 million for the three months ended September 30, 2009 from $20.7 million for the three months ended September 30, 2008, a decrease of 29.3%. The decrease in cost of revenues was primarily attributable to the decreased revenues in the MRO and Part services operations. Cost of revenues as a percentage of revenues was 78% in the three months ended September 30, 2009, similar to 77.5% for the three months ended September 30, 2008.

Research and development. Research and Development expenses were $0.1 million for the three months ended September 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues was 0.1% in the three months ended September 30, 2009. TAT did not incur any material research and development expenses in the years ended December 31, 2008 and 2007. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $0.8 million for the three months ended September 30, 2009, from $1.3 million for the three months ended September 30, 2008, a decrease of 39.5%. The decrease in selling and marketing expenses was primarily attributable to decreased payroll expenses in the Israel and U.S.. Selling and marketing expenses as a percentage of revenues were 4.3% for the three months ended September 30, 2009, compared to 5.0% for the three months ended September 30, 2008.

General and administrative expenses. General and administrative expenses increased to $3.4 million for the three months ended September 30, 2009, from $3.1 million for the three months ended September 30, 2008, an increase of 8.5%. The increase in general and administrative expenses was primarily attributable to one time expenses associated with the merger of a wholly-owned subsidiary of TAT and Limco mentioned above and to increased expenses in the OEM operations as a result of the addition of Bental operations commencing August 18, 2008. General and administrative expenses as a percentage of revenues increased to 17.8% for the three months ended September 30, 2009 from 11.6% for the three months ended September 30, 2008.

Relocation Expenses. On July 28, 2009 the Company had determined not to go forward with the planned relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont Aviation Component Services, Inc. subsidiary in Kernersville, North Carolina. As a result, relocation expenses were immaterial for the three months ended September 30, 2009,

Operating income (loss). For the three months ended September 30, 2009 TAT reported an operating loss of $0.06 million compared to an operating income of $1.6 million for the three months ended September 30, 2008. The loss is attributable to decreased revenues, gross and operational margins in the MRO and in the Parts services segments compared to the third quarter in 2008; off-set by product mix with higher margin sold in the OEM of Heat Transfer Products segment, as well as operational income in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental Industries Ltd. commencing August 2008.

Financial expenses. Financial expense for the three months ended September 30, 2009 was $0.1 million, compared to $0.3 million for the three months ended September 30, 2008. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. Financial expense during the previous year’s quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the three months ended September 30, 2009 was $0.2 million compared to $0.5 million for the three months ended September 30, 2008. In both periods financial income was primarily attributable to hedging activities related to exchange rate between the U.S. dollar and the Israeli Shekel and interest received for short-term investments.

Other Income. TAT had other income of $0.1 million for the three months ended September 30, 2009 compared to insignificant other income for the three months ended September 30, 2008. Other income for the three months ended September 30, 2009 primarily resulted from a change in the fair value of unrealized forward transactions gains as of September 30, 2009.

Net income attributable to noncontrolling interest. TAT recognized a net income attributable to noncontrolling interest of $ 0.6 million for the three months ended September 30, 2009 compared to $0.55 million for the three months ended September 30, 2008.

Taxes. Total tax income for the three months ended September 30, 2009 amounted to $1.6 million, compared to tax expense of $0.8 million for the three months ended September 30, 2008. Tax income for the three months ended September 30, 2009 is primarily attributable to reduction of income before tax as explained above, and as a result  of an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel, which resulted in the reduction of a previously recorded tax provision of approximately $1.6 million.

Net income to controlling interest. For the three months ended September 30, 2009, net income increased 56.6% to $1.2 million, from net income of $0.7 million for the three months ended September 30, 2008.

Nine Months ended September 30, 2009 compared with Nine months ended September 30, 2008

Revenues. Total revenues decreased to $64.7 million for the nine months ended September 30, 2009 from $72.1 million for the nine months ended September 30, 2008, a decrease of 10.3%. This reflects decreased revenues in the MRO and Parts services operations in the U.S.; off-set by increased revenues in the OEM operations in Israel due to organic growth in the OEM of Heat Transfer products segment, as well as revenues in the OEM of Electric Motion Systems segment derived from the Company’s 70% controlled subsidiary, Bental, commencing August 18, 2008.

Cost of revenues. Cost of revenues decreased to $50.0 million for the nine months ended September 30, 2009 from $55.4 million for the nine months ended September 30, 2008, a decrease of 9.6%. The decrease in cost of revenues was primarily attributable to the decreased revenues in the MRO and Part services segments and to product mix with higher margin sold during the period in the OEM of Heat Transfer Products segment. Cost of revenues as a percentage of revenues was 77% in the nine months ended September 30, 2009, a slight increase compared to 76% in the nine months ended September 30, 2008, primarily as a result of product mix with lower margin products sold during the nine months ended September 30, 2009, as well as to additional cost in the MRO segment, related to Repair Center and Storefront agreements affected retroactively.

Research and development. Research and Development expenses were $0.5 million for the nine months ended September 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues in this segment were 1% in the nine months ended September 30, 2009. TAT did not incur any material research and development expenses in the years ended December 31, 2008 and 2007. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $2.8 million for the nine months ended September 30, 2009, from $3.5 million for the nine months ended September 30, 2008, a decrease of 19.5%. The decrease in selling and marketing expenses was primarily attributable to decreased payroll expenses in Israel and the U.S.. Selling and marketing expenses as a percentage of revenues were 4.3% for the nine months ended September 30, 2009, compared to 4.8% for the nine months ended September 30, 2008.

General and administrative expenses. General and administrative expenses increased to $9.1 million for the nine months ended September 30, 2009, from $8.7 million for the nine months ended September 30, 2008, an increase of 3.8%. The increase in general and administrative expenses was primarily attributable to one time expenses associated with the merger of a wholly-owned subsidiary of TAT and Limco mentioned above and to increased expenses in the OEM operations as a result of the consolidation of Bental operations commencing August 18, 2008 off-set by one-time expenses in 2008 associated with the retirement of certain management members. General and administrative expenses as a percentage of revenues increased to 14% for the nine months ended September 30, 2009 from 12% for the nine months ended September 30, 2008.

Relocation Expenses. On July 28, 2009 the Company had determined not to go forward with the planned relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont Aviation Component Services, Inc. subsidiary in Kernersville, North Carolina. Relocation expenses were $0.4 million for the nine months ended September 30, 2009, compared to none during the nine months ended September 30, 2008. TAT expects not to incur additional material costs related to that item.

Operating income. Operating income decreased to $2.0 million for the nine months ended September 30, 2009 from $4.6 million for the nine months ended September 30, 2008, a decrease of 58%. The decrease in operating income reflects decreased gross and operational margins in the MRO and in the Parts services segments in 2009 compared to 2008; offset by increased gross and operational margins in the OEM operations due to improved margins in the OEM of Heat Transfer products segment, as well as operational income in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental Industries Ltd. commencing August 18, 2008.

Financial expenses. Financial expense for the nine months ended September 30, 2009 was $1.4 million, compared to $0.6 million for the nine months ended September 30, 2008. In the first nine months of 2009 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans. In the first nine months of 2008 financial expense primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel.

Financial income. Financial income for the nine months ended September 30, 2009 was $1.3 million, compared to $1.5 million for the nine months ended September 30, 2008 and was primarily attributable to hedging activities related to exchange rate between the U.S. dollar and the Israeli Shekel and to interest received for short-term investments.

Other Income (expenses). TAT had other income of $0.3 million for the nine months ended September 30, 2009 compared to insignificant other income for the nine months ended September 30, 2008. Other income for the nine months ended September 30, 2009 primarily resulted from a change in the fair value of unrealized forward transactions gains as of September 30, 2009.

Net income attributable to noncontrolling interest. TAT recognized a net income attributable to noncontrolling interest of $0.4 million for the nine months ended September 30, 2009 compared with a net income attributable to noncontrolling interest of $1.2 million for the nine months ended September 30, 2008.

Taxes. Total tax income for the nine months ended September 30, 2009 amounted to $1.0 million, compared to tax expense of $1.4 million for the nine months ended September 30, 2008. Tax income for the nine months ended September 30, 2009 is primarily attributable to reduction of income before tax as explained above, and as a result  of an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel, which resulted in the reduction of a previously recorded tax provision of approximately $1.6 million.

Net income to controlling interest. For the nine months ended September 30, 2009, net income was $2.8 million, compared with net income of $3.6 million for the nine months ended September 30, 2008.

Liquidity and Capital Resources

During the three months ended September 30, 2009, TAT received a $1.3 million loan from Bank Leumi to finance Bental’s working capital.

As of September 30, 2009 TAT had cash and cash equivalents and short-term deposits of $26.1, in addition to marketable securities of $10.8 million, as compared with cash and cash equivalents and short-term deposits of $23.2 million, in addition to marketable securities of $21.1 million, as of September 30, 2008.

On July 15, 2009 Limco entered into a credit facility with a U.S. bank providing for borrowings of up to $15 million under certain conditions. As of September 30, 2009, this credit facility had not been utilized.

Seasonality

TAT believes that the growth of its business over the last three years has masked a historical seasonal trend in the MRO services sector. Historically, TAT has seen many airlines decrease their maintenance requirements in the peak air travel summer months and increase its maintenance requirements in the winter months when air travel is lower.

Subsequent Event

On August 13, 2009, TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934. The plan will be in effect for a period of six months (subject to extension) and will provide for the purchase of shares in an aggregate amount of up to 2 million U.S. dollars. As of the date of this report, 208,700 shares had been purchased for a total amount of $1.626 million (average of $7.77 per share) constituting 2.3% of TAT’s issued shares.

On November 12, 2009, subsequent to the balance sheet date, TAT’s Board declared a cash dividend in the total amount of NIS 10 million (approximately $2.66 million), or NIS 1.123 per share (approximately $0.30 per share), for all of the shareholders of TAT. The dividend will be paid to shareholders of record on November 23, 2009. TAT will pay the dividend on December 7, 2009.

On November 9, 2009 TAT has entered into a Stock Purchase Agreement with First Aviation Services Holdings, Inc. (“FAvS”) pursuant to which, among other things, TAT’s US subsidiary, Piedmont, will acquire 37% of FAvS common stock and $750,000 of its preferred stock, in exchange for the contribution of Piedmont’s parts and propeller businesses. FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning or aircraft parts and components, and supply chain management services. FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. Simultaneously, the parties announced that FAvS has entered into an agreement to acquire all of the assets of Kelly Aerospace Turbine Rotables (“KATR”). KATR is a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Piedmont has agreed to provide a 2 year guaranty up to $7 million for the debt being incurred by FAvS in connection with the KATR acquisition. In addition, FAvS and TAT will sign mutual marketing agreements as part of the transaction. The transaction is subject to certain conditions and its closing is anticipated before the year end.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site: www.tat.co.il

Contact:

Miri Segal-Scharia	Yaron Shalem - CFO
MS-IR LLC	TAT Technologies Ltd.
Tel:1-917-607-8654	Tel: 972-8-862-8500
msegal@ms-ir.com	yarons@tat.co.il

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results, synergies, customer benefits, growth opportunities, financial improvements, expected expense savings and other benefits anticipated from the merger. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company’s filings with the Securities Exchange Commission, including its registration statement on form F-4, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: November 12, 2009